SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

              INTERMETRO COMMUNICATIONS, INC.

(Name of Issuer)

               COMMON STOCK

(Title of Class of Securities)

45882L 10 1

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing This Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 45882L 10 1

1.	NAME OF REPORTING PERSON

Charles M. Levy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 1,468,039

	6.	SHARED VOTING POWER: 4,190,100

	7.	SOLE DISPOSITIVE POWER: 5,558,139

	8.	SHARED DISPOSITIVE POWER: 5,558,139

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,558,139 shares

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%

12.	TYPE OF REPORTING PERSON

IN

Item 1(a)	Name of Issuer: InterMetro Communications, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

2685 Park Center Drive, Bldg. A

Simi Valley, CA 93065

Item 2(a)	Name of Person Filing: Charles M. Levy

Item 2(b)	Address: 815 Moraga Drive, Los Angeles, CA 90049

Item 2(c)	Citizenship: U.S.A.

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 45882L 10 1

Item 3	Statement filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): Not applicable.

Item 4	Ownership:
On December 31, 2014, the reporting person beneficially owned 5,558,139 shares of the Issuer’s Common Stock, including 4,140,100 shares underlying warrants and convertible preferred stock that are exercisable within 60 days, representing 5.2% of the outstanding shares of Common Stock as of November 11, 2014, as reported in the Issuer’s Form 10-Q filed with the SEC on November 19, 2014 (103,084,093 shares) plus 4,640,100 shares subject to exercisable warrants and convertible preferred stock, computed in accordance with Rule 13d-3(d)(1). The information in Items 5 through 8 of the cover page is hereby incorporated herein by reference.

On November 26, 2013, the reporting person, as Trustee of the Levy Family Trust entered into a Voting Agreement with the issuer and Charles Rice. Pursuant to the Agreement, the Trust is required to vote all shares of the issuer’s common stock issuable upon conversion of Series B Preferred Stock and upon the exercise of certain warrants acquired in conjunction with the Series B Preferred Stock as directed by Mr. Rice on all matters submitted for a vote of the shareholders, including the election of directors. The Trust has delivered a proxy to Mr. Rice authorizing him to vote such shares in accordance with the Agreement. The Agreement remains in effect so long as such shares are held by the Trust, any affiliate of the Trust and certain transferees of the shares. The reporting person disclaims beneficial ownership of any securities beneficially owned by Mr. Rice.

Item 5	Ownership of Five Percent or Less of a Class: Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable

Item 8	Identification and Classification of Members of the Group: Not Applicable

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10	Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2015

/s/ Charles M. Levy

Charles M. Levy

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